
Mail Stop 3720

December 8, 2015

Dicky Cheung
President and Chief Executive Officer
Credit One Financial, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re: Credit One Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 000-50320**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Item 601 of Regulation S-K requires you to file specified exhibits to your current and periodic reports. In your next current or periodic report, please file the following material contracts as exhibits:

- The June 13, 2014 amendment to the credit facility between E&M International Limited (now known as CEM International Ltd.) and Macau Lotus Satellite TV Media Limited ("Lotus TV") to increase the facility to $15 million.

- The November 25, 2014 amendment to the 2010 Agreement pursuant to which Lotus TV agreed to accelerate its repayment of its loan balance and CEM International Ltd.

agreed to forego its exclusive advertising rights granted by Lotus TV, but remain as Lotus TV's preferred advertising agent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications